UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-32001

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Aptose Biosciences Inc.

(Translation of registrant's name into English)

5955 Airport Road, Suite 228
Mississauga, Ontario L4V 1R9

Canada
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☑ ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

Exhibits 1.1, 5.1, 8.1 and 23.1 to this Form 6-K are each hereby incorporated by reference as exhibits to the registration statement on Form F-3 of Aptose Biosciences Inc. (File No. 333-200660).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptose Biosciences Inc.

Date: April 6, 2015
	By:	/s/ Gregory Chow
	Name:	Gregory Chow
	Title:	Senior Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

1.1	Sales Agreement, dated April 2, 2015, between Aptose Biosciences Inc. and Cowen and Company, LLC
5.1	Opinion of McCarthy Tétrault LLP
8.1	Opinion of Dorsey & Whitney LLP
23.1	Consent of KPMG LLP

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